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MI Developments Inc. 455 Magna Drive Aurora, Ontario L4G 7A9 Tel (905) 713-6322 Fax (905) 713-6332

PRESS RELEASE

MI DEVELOPMENTS ANNOUNCES GREENLIGHT APPEAL FILING

November 29, 2006, Aurora, Ontario, Canada — MI Developments Inc. (TSX: MIM.A, MIM.B; NYSE: MIM) ("MID") today announced that Greenlight Capital, Inc. has filed a Notice of Appeal with the Ontario Divisional Court in relation to the October 30, 2006 decision of the Ontario Superior Court of Justice that dismissed the oppression application filed by Greenlight and certain hedge funds managed by Greenlight against MID and certain of its current and former directors and officers.

MID believes that Greenlight's appeal is completely without merit and will take all necessary steps to uphold the Superior Court judgment.

About MID

MID is a real estate operating company engaged in the ownership, development, management, leasing and acquisition of industrial and commercial real estate properties located in North America and Europe. Virtually all of our income-producing properties are currently under lease to Magna International Inc. and its subsidiaries. MID also holds a controlling investment in Magna Entertainment Corp., North America's number one owner and operator of horse racetracks, based on revenues, and one of the world's leading suppliers, via simulcasting, of live racing content to the growing inter-track, off-track and account wagering markets.

For further information about this press release, please contact Richard J. Crofts, Executive-Vice President, Corporate Development, General Counsel and Secretary, at 905-726-7192.

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PRESS RELEASE MI DEVELOPMENTS ANNOUNCES GREENLIGHT APPEAL FILING